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FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $24,848,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

Financing new home construction near Orlando, FL

This innovative new investment structure is intended to provide an attractive income yield in a historically low interest rate environment.

We've invested in the acquisition and development of a 151 acre property in Davenport, Florida, roughly 45 minutes southwest of downtown Orlando, as the future site of a new community of 231 single-family homes. As part of this investment, we've entered into an agreement with a national homebuilder to provide financing for the development of the land in exchange for earning a fixed rate of return of **roughly 8.5% annually**.

In addition, as a follow up to this investment, we will have the option to purchase additional properties in the same general location in two future development phases, for the potential construction of 237 and 193 additional single-family homes, respectively.

Strategy

This investment follows a Fixed Income strategy.

Business plan

The goal of this investment is to produce an **attractive income stream** through financing the development of new housing in a growing area. The business plan shares much in common with other acquisition and construction financing that you may be familiar with if you've been investing with us for a while, with the primary difference being that we acquired the property, rather than providing a loan to the builder.

As the property owner, we have engaged the builder to perform the land development, which essentially means taking raw land and performing all the improvements needed before vertical construction on the homes can begin (e.g. grading and water retention, paving roads and sidewalks, running utilities, and pouring foundations). The builder has agreed to deliver this work at a fixed price, which we will fund in draws as certain milestones are completed.

In addition, we have an agreement with the builder whereby they are entitled to buy the finished lots from us at a set price. To maintain these rights, they have agreed to pay a fixed monthly payment, which functions similar to an interest payment, along with posting a non-refundable deposit of 10% of the finished lot purchase price.

The combined effect of these agreements is that we are financing the property acquisition and initial phase of development, which creates an inventory pipeline of finished lots for the builder without tying up their capital. In exchange for providing this benefit, we can earn an attractive yield on our investment with a considerable margin of safety.

Why we invested

- **Attractive margin of safety:** In addition to being owners of the land, the homebuilder has provided a deposit in the amount of 10% of the finished lot costs, which serves to further reduce our risk.

- **Fast-growing area:** According to the U.S. Census, the Orlando MSA grew 22.2% from 2010 to 2019, about three times more than the national average for metropolitan areas, putting the region in the top ten for raw population growth for the period and 12th for percent change. Some counts have Orlando adding as many as 1,000 new residents per week, attracting newcomers who are highly educated and hailing from diverse backgrounds.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com